Exhibit 99.1

Brookfield Asset Management

News Release

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2012 Year End and Fourth Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Investors/Financial Reports section at www.brookfield.com.

The conference call can be accessed via webcast on February 15, 2013 at 11:00 a.m. Eastern Time at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 10:50 a.m. Eastern Time. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 or 1-604-638-9010 (Password 2811#).

BROOKFIELD ASSET MANAGEMENT REPORTS SOLID 2012 FINANCIAL RESULTS

•	NET INCOME ATTRIBUTABLE TO SHAREHOLDERS OF $1.4 BILLION, OR $1.97 PER SHARE
•	12% INCREASE IN FUNDS FROM OPERATIONS FOR 2012
•	7% DIVIDEND INCREASE

TORONTO, February, 15 2013 – Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A)  (Euronext: BAMA) today announced its financial results for the quarter and year ended December 31, 2012.

Our operating performance was strong in 2012, with acquisitions and organic expansion initiatives in recent years making a significant contribution to our cash flow and the intrinsic value of our assets. We have set the stage for solid future growth, as both our private and public asset management franchises expanded significantly during the year and are well positioned to attract an increasing amount of capital from our clients and increase our management and performance fees.

Annual Performance Highlights

•	Net income attributable to shareholders was $1.4 billion, or $1.97 per share, compared to

$2.89 per share in 2011. The 2011 results included significant valuations gains.

•	Funds from operations (“FFO”) for 2012 increased 12% to $1.4 billion. Excluding disposition gains, FFO was $1.1 billion, representing an 11% increase over the comparable 2011 result.

•	Total return to common shareholders was $3.4 billion, a 12.4% return in 2012.

•	Intrinsic value for common shareholders increased to $28.6 billion or $44.93 per share.

•	Total assets under management (“AUM”) increased 13% to $181 billion.

•	Annualized base management fees, including incentive distributions, increased 38% to $415 million.

•	Accumulated performance fees increased by $310 million, and $34 million of previously accumulated fees were crystallized.

•	$7 billion of fee bearing capital was raised during the year for our private and listed funds, increasing fee bearing capital, after capital distributed to investors, to $60 billion.

Bruce Flatt, CEO of Brookfield, commented: “We achieved significant growth in funds from operations in 2012, reflecting strong performance from most of our operations. We are well positioned to continue to deliver solid results, as we raise and deploy further capital for clients. We are expanding our global platforms to support our public and private funds, whose global presence and scale provide us with a competitive advantage when investing our capital.”

1 | Brookfield Asset Management Inc. – 2012 Year End Results

Financial Results

	Three months ended December 311		Years ended December 311
US$ millions (except per share amounts)	2012	2011	2012	2011

Net income1,2	$492	$588	$1,380	$1,957
Funds from operations2,3,4	459	397	1,356	1,211
- excluding disposition gains	312	250	1,073	970
Total return2,3	1,842	1,868	3,403	3,345

Per Brookfield share
Net income2	$0.72	$0.86	$1.97	$2.89
Funds from operations2,3,4	0.67	0.58	1.94	1.76
Total return2,3,4	2.92	2.98	5.39	5.33

1.	Financial results are based on International Financial Reporting Standards (“IFRS”) unless otherwise noted
2.	Attributable to Brookfield shareholders. Excludes amounts attributable to non-controlling interests
3.	Non-IFRS measure. See Basis of Presentation on page 4 for details
4.	Funds from operations includes disposition gains

Consolidated net income was $2.75 billion, of which $1.38 billion (or $1.97 per share) accrued to Brookfield shareholders. The remaining $1.37 billion accrues to the other investors in our consolidated operations. This compares to $1.96 billion for Brookfield shareholders (or $2.89 per share) in 2011, which included a larger amount of valuation gains recognized within our retail property operations.

Total Return for Brookfield shareholders for the year was $3.40 billion, or $5.39 per share. Total Return includes our share of FFO, which was $1.36 billion for the year, plus $2.18 billion of valuation gains, less preferred share dividends, and represents a 12.4% return during 2012. We distributed $0.55 per share to shareholders as dividends and the balance was retained in the business.

FFO totalled $2.92 billion for the year on a consolidated basis, of which $1.36 billion (or $1.94 per share) accrued to Brookfield shareholders and $1.56 billon accrues to the other investors in our consolidated entities. This compared to $1.21 billion of FFO for Brookfield shareholders in 2011 (or $1.76 per share). The increase in FFO compared to the prior year reflects improved operating performance in most of our core operations, including a higher level of base fees and performance income generated on a larger amount of fee bearing capital, higher cash flows in our property operations reflecting improved leasing, acquisitions and completed developments, and the impact of increased housing activity in the United States on operations within our private equity and residential development group. In addition, we monetized a number of assets during the year and recorded an increased amount of disposition gains within FFO relative to the prior year.

Valuation gains of $2.18 billion (or $3.45 per share) include fair value changes recorded in net income and other comprehensive income, as well as changes in incremental values that we record in respect of items not otherwise revalued in our financial statements. These include continued strengthening in commercial property valuations, gains within our housing-related private equity investments, and an increase in our asset management franchise value reflecting the continued increase in fee bearing third-party capital, and associated revenues.

The intrinsic value of our common equity was $44.93 per share at December 31, compared to $40.99 at the beginning of the year. The increase reflects the total return generated during the year, after payment of common share dividends to shareholders, and also reflects the impact of foreign currency exchange rate changes and share repurchases.

2 | Brookfield Asset Management Inc. – 2012 Year End Results

Operating Highlights

We expanded our asset management franchise with both listed and private entities.

Our strategy is to own and operate assets that generate long-term stable and growing returns. Our listed and private funds have established solid long-term track records using this approach, and as a result, investors increased their allocation of capital to our platforms, which allowed us to add $7 billion of fee-bearing assets under management in our private and listed funds, increasing total fee bearing capital to $60 billion after reflecting capital distributions to investors.

We received $3.6 billion of new third-party commitments to our private funds, and had first and subsequent closes on four funds. We are marketing a total of six funds to our clients, with a total fundraising goal of an additional $5 billion. The capitalization of our listed entities increased by $4.8 billion to $21.3 billion due to issuance of additional capital and value appreciation. Our annualized base management fees and incentive distributions are now tracking at $415 million, up 38% from the previous year, and we earned $344 million in performance fees, of which $34 million was realized and included in our financial results. We finished the year with over $5 billion of capital that we can deploy on behalf of our private fund clients.

We expect to launch our third flagship listed entity, Brookfield Property Partners, in the near future and believe it will rank as one of the largest and highest quality publicly traded global property businesses. This will increase both fee bearing capital and base management fees.

We invested in growth opportunities in all our major operating businesses, increasing the capital deployed by both our listed entities and private funds.

We announced or completed acquisitions and capital expansions totalling $13.1 billion during the year, deploying $7.7 billion of equity capital on behalf of clients and Brookfield shareholders. We expect these businesses will make a significant contribution to our future cash flows and value increases.

In our property business, we acquired attractive properties in London and Sydney with a total value of  $1.8 billion and broke ground on a major project in New York, where we will build above an existing rail yard. We also purchased a U.S. industrial property portfolio with strong growth potential. Our infrastructure business acquired a South American toll road network, a UK utility business and a North American district heating system, investing a total of $2.1 billion in new projects. Our renewable power business deployed $600 million to purchase four large U.S. hydroelectric facilities with 378 megawatts of generating capacity and announced an agreement to acquire a second large portfolio for $760 million that is expected to close in the first quarter of 2013.

We launched or completed a number of development and operational initiatives that increased the value of our assets and the associated cash flows.

Our property business opened an office complex in Perth, Australia, we began construction on new projects in Toronto and Calgary and are actively leasing vacancy in retail and office projects acquired over the past four years. Our infrastructure group completed a $600 million expansion of our Australian railroad and expects to finish a $750 million new-build electrical transmission system in Texas this year. We began producing electricity at new power facilities and advanced new generation projects in North and South America. In our private equity business, we continued to invest in opportunities related to the natural gas industry and experienced outstanding performance from a number of our cyclical investments linked to the North American housing industry.

We generated $29 billion of capital over the course of the year through asset sales, equity issuance, fund formations and debt financings.

We recycled capital by selling mature assets and investing in sectors where we see opportunities to achieve superior returns. We improved our liquidity and lowered our financing costs through our financing activities, and we continue to see opportunities to raise capital at attractive rates. We refinanced $8.0 billion of debt within our retail property portfolios, generating net proceeds of $1.6 billion. Our infrastructure business was awarded an investment grade credit rating and we issued $3.8 billion of capital throughout our infrastructure business at attractive terms. The renewable power platform refinanced $2.3 billion of debt, including an inaugural preferred share issue.

3 | Brookfield Asset Management Inc. – 2012 Year End Results

We raised our quarterly dividend by 7% to $0.60 on an annualized basis.

The increase in our dividend reflects our policy of raising the distributions over time by an amount that corresponds to the growth in cash flow from our businesses, while ensuring we retain capital to maintain our assets and take advantage of growth opportunities.

Intrinsic Value of Common Equity

The intrinsic value of Brookfield’s common equity was $44.93 per share at December 31, 2012. This includes our estimate of net invested capital of $37.71 per share and $7.22 per share related to our asset management franchise.

Dividend Declaration

The Board of Directors declared a quarterly dividend of US$0.15 per share (representing US$0.60 per annum), payable on May 31, 2013, to shareholders of record as at the close of business on May 1, 2013. This represents an increase of 7% over the current dividend rate. The Board also declared all of the regular monthly and quarterly dividends on its preferred shares.

Information on our dividends can be found on our website under Investors/Stock and Dividend Information.

Basis of Presentation

This news release and accompanying financial statements are based on International Financial Reporting Standards (“IFRS”) unless otherwise noted and make reference to total return, funds from operations, invested capital and intrinsic value, which are non-IFRS measures.

Total return is defined as comprehensive income excluding deferred tax expenses and the impact of foreign currency fluctuations on the long-term capital invested in non-U.S. operations, and including incremental valuation adjustments for assets not otherwise revalued under IFRS. Brookfield uses total return to assess the performance of the overall business as well as its individual business units.

Funds from operations is defined as net income prior to fair value changes, depreciation and amortization, and deferred income taxes, and includes certain disposition gains that are not otherwise included in net income as determined under IFRS. Brookfield uses funds from operations to assess its operating results and the value of its business and believes that many of its shareholders and analysts also find this measure of value to them.

Invested capital represents the capital invested by the company in its operations, net of the underlying liabilities and non-controlling interests. These balances are derived from the company’s IFRS balance sheets and are adjusted to exclude deferred income taxes and to include adjustments to present the fair value of assets and liabilities that are carried at historical book values or otherwise not reflected in the company’s IFRS balance sheets. Common equity on this basis is referred to as net invested capital.

Intrinsic value includes net invested capital as well as the value attributed to the company’s asset management franchise. Asset management franchise value represents management’s estimate of the value attributable to the company’s asset management activities that is not otherwise included in net invested capital based on current capital under management, associated fee arrangements, and potential growth.

Total return, funds from operations, invested capital and intrinsic value and their per share equivalents are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The company provides additional information on the determination of total return, funds from operations, invested capital and intrinsic value and a reconciliation between total return and comprehensive income attributable to Brookfield shareholders, funds from operations and net income attributable to Brookfield shareholders, and invested capital and intrinsic value and common equity in the Supplemental Information available at www.brookfield.com.

4 | Brookfield Asset Management Inc. – 2012 Year End Results

Additional Information
The Letter to Shareholders and the company’s Supplemental Information for the year ended

December 31, 2012 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The attached statements are based primarily on information that has been extracted from our annual financial statements for the year ended December 31, 2012, which have been prepared using IFRS.  The amounts have not been audited and are not subject to review by Brookfield’s external auditor.

* * * * *
Brookfield Asset Management Inc. is a global alternative asset manager with over $175 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and BAM.A, respectively. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Media:	Investors:
Andrew Willis SVP, Communications & Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Katherine Vyse SVP, Investor Relations Tel: (416) 369-8246 Fax: (416) 363-2856 Email: katherine.vyse@brookfield.com

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

5 | Brookfield Asset Management Inc. – 2012 Year End Results

CONSOLIDATED BALANCE SHEETS

	December 31	December 31
US$ millions	2012	2011
Assets
Cash and cash equivalents	$2,844	$2,027
Other financial assets	3,111	3,773
Accounts receivable and other	6,945	6,723
Inventory	6,579	6,060
Investments	11,689	9,401
Investment properties	33,161	28,366
Property, plant and equipment	31,114	22,832
Timber	3,283	3,155
Intangible assets	5,764	3,968
Goodwill	2,490	2,607
Deferred income tax asset	1,664	2,110
Total Assets	$108,644	$91,022

Liabilities and Equity
Accounts payable and other	$11,599	$9,266
Corporate borrowings	3,526	3,701
Non-recourse borrowings
Property-specific mortgages	33,648	28,415
Subsidiary borrowings	7,585	4,441

Deferred income tax liability	6,419	5,817

Capital securities	1,191	1,650
Interests of others in consolidated funds	425	333
Equity
Preferred equity	2,901	2,140
Non-controlling interests in net assets	23,190	18,516
Common equity	18,160	16,743
Total equity	44,251	37,399
Total Liabilities and Equity	$108,644	$91,022

6 | Brookfield Asset Management Inc. – 2012 Year End Results

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)	Three Months Ended		Years Ended
For the periods ended December 31 US$ millions (except per share amounts)	2012	2011	2012	2011
Revenues	$5,385	$4,122	$18,590	$15,921
Direct costs	(4,129)	(2,759)	(13,849)	(11,488)
	1,256	1,363	4,741	4,433
Equity accounted income	339	584	1,243	2,205
	1,595	1,947	5,984	6,638
Expenses
Interest	(637)	(620)	(2,497)	(2,352)
Corporate costs	(40)	(40)	(158)	(168)
Net income prior to valuation items and income tax	918	1,287	3,329	4,118
Valuation items
Fair value changes	401	158	1,197	968
Depreciation and amortization	(352)	(228)	(1,263)	(904)

Income tax	(191)	(257)	(516)	(508)
Net income	$776	$960	$2,747	$3,674

Net income attributable to:
Brookfield shareholders	$492	$588	$1,380	$1,957
Non-controlling interests	284	372	1,367	1,717
	$776	$960	$2,747	$3,674

Net income per share
Diluted	$0.72	$0.86	$1.97	$2.89
Basic	$0.74	$0.90	$2.02	$3.00

Note:

The foregoing table includes the results attributable to non-controlling interests whereas the corporation’s segmented operating results discussed elsewhere do not.

7 | Brookfield Asset Management Inc. – 2012 Year End Results

RECONCILIATION OF COMPREHENSIVE INCOME TO TOTAL RETURN1

(Unaudited)	Three Months Ended		Years Ended
For the periods ended December 31 US$ millions (except per share amounts)	2012	2011	2012	2011
Net income attributable to Brookfield shareholders (see page 7)2	$492	$588	$1,380	$1,957
Valuation gains included in: other comprehensive income2	858	1,663	843	1,244
Comprehensive income2	1,350	2,251	2,223	3,201
Remove: deferred income taxes included in net income2	91	112	268	96
Add: fair value changes not included in IFRS comprehensive income	436	(466)	1,041	154
	1,877	1,897	3,532	3,451
Less: preferred share dividends	(35)	(29)	(129)	(106)
Total return3	$1,842	$1,868	$3,403	$3,345
– Per share	$2.92	$2.98	$5.39	$5.33

(Unaudited)	Three Months Ended		Years Ended
For the periods ended December 31 US$ millions	2012	2011	2012	2011
Total return consists of:
Funds from operations	$459	$397	$1,356	$1,211
Valuation gains	1,418	1,500	2,176	2,240
less: preferred share dividends	(35)	(29)	(129)	(106)
	$1,842	$1,868	$3,403	$3,345

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS1
(Unaudited)	Three Months Ended		Years Ended
For the periods ended December 31 US$ millions	2012	2011	2012	2011
Net income prior to valuation items and income tax (see page 7)	$918	$1,287	$3,329	$4,118
Adjust for:
Fair value changes within equity accounted income	(113)	(425)	(577)	(1,529)
Current income taxes	(35)	(17)	(135)	(97)
Disposition gains recorded in equity under IFRS	84	18	306	181
	854	863	2,923	2,673
Non-controlling interest	(395)	(466)	(1,567)	(1,462)
Funds from operations3	$459	$397	$1,356	$1,211

RECONCILIATION OF COMMON EQUITY TO INTRINSIC VALUE1
(Unaudited)	2012		2011
As at December 31 US$ millions, (except per share amounts)	Total	Per Share	Total	Per Share
Common equity per IFRS financial statements	$18,160	$28.99	$16,743	$26.77
Add back deferred income taxes4	2,339	3.55	2,255	3.42
Incremental values3	3,400	5.17	2,850	4.33
Net invested capital	23,899	37.71	21,848	34.52
Asset management franchise value	4,750	7.22	4,250	6.47
Total intrinsic value3	$28,649	$44.93	$26,098	$40.99

Notes:

1.	See Basis of Presentation on page 4
2.	Excludes amounts attributable to non-controlling interests
3.	Non-IFRS measure
4.	Net of non-controlling interests

8 | Brookfield Asset Management Inc. – 2012 Year End Results